UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

JAKKS Pacific, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47012E403

(CUSIP Number)

McCarter & English, LLP

825 Eighth Avenue, 31st Floor

New York, NY 10019

Attention: Howard M. Berkower

212-609-6824

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47012E403	13D	Page 2 of 5 Pages

1.	NAME(S) OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lawrence I. Rosen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,917,001
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,917,001
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,917,001
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.03% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Based upon 9,569,903 shares of the Issuer’s Common Stock outstanding as of March 16, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2022.

CUSIP No. 47012E403	13D	Page 3 of 5 Pages

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment 1”) to the Statement on Schedule 13D (“Schedule 13D”) relates to shares of the common stock, par value $0.001 per share (the “Common Stock”), of JAKKS Pacific, Inc., a Delaware corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 2951 28th Street, Santa Monica, CA 90405. Amendment No. 1 is being filed solely to revise Schedule A hereto.

Item 2.  Identity and Background.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 4.  Purpose of Transaction.

Item 5.  Interest in Securities of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

CUSIP No. 47012E403	13D	Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023

By:	/s/ Lawrence I. Rosen
Lawrence I. Rosen

CUSIP No. 47012E403	13D	Page 5 of 5 Pages

SCHEDULE A

RECENT TRANSACTIONS

The Reporting Person did not effectuate any transactions in the shares of Common Stock within 60 days prior to: (i) January 26, 2023, the date on which the Schedule 13D was filed with the Securities and Exchange Commission (“SEC”) or (ii) February 9, 2023, the date on which Amendment No. 1 to the Schedule 13D was filed with the SEC. The following transactions on the open market in the shares of Common Stock were effected within 60 days prior to April 11, 2022, the date of the event requiring the filing of this Schedule 13D:

Date Acquired	Shares Acquired	Price per Share *
2/10/2022	1,000	$12.390
2/11/2022	16,303	$12.878
2/14/2022	724	$12.990
2/15/2022	22,664	$13.332
2/25/2022	29,221	$14.947
2/28/2022	68,958	$15.431
3/2/2022	25,000	$15.890
3/8/2022	5,799	$15.166
4/11/2022	40,417	$13.525

*The reported price is a weighted average price.